Exhibit II
NORDIC INVESTMENT BANK
Schedule of External Floating Indebtedness as of December 31, 2007

	Amounts outstanding at	Amounts outstanding at
	December 31, 2007 in	December 31, 2007 in
Currency	Currency of Borrowing	EUR

CHF	27,300,000.00	16,498,458.94
EUR	490,523,701.68	490,523,701.68
ISK	67,209.00	731.33
JPY	2,290,000,000.00	13,884,678.35
NOK	18,100,000.00	2,274,440.81
SDR	21,364,959.51	22,934,603.79
SKK	7,702.33	229.35
USD	82,027.49	55,721.41

		546,172,565.66

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